Exhibit 99.1

[PEAK INTERNATIONAL LIMITED LETTERHEAD]

June 12, 2002

Securities and Exchange Commission
450 Fifth Street, W.W.
Washington, DC 20549

Securities and Exchange Commission:

By letter dated June 12, 2002, Arthur Andersen & Co Hong Kong (“Andersen”) has represented to Peak International Limited that its audit of Peak International Limited as of and for the year ending March 31, 2002, was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, and availability of U.S. national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

PEAK INTERNATIONAL LIMITED

/s/ JERRY MO
Jerry Mo Chief Financial Officer, Controller, and Principal Accounting Officer